

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2023

Bernaldo Dancel
Chief Executive Officer
NAVA HEALTH MD, LLC
9755 Patuxent Woods Drive, Suite 100
Columbia, Maryland 21046

> **Re: NAVA HEALTH MD, LLC**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 7, 2023**
> **File No. 333-268022**

Dear Bernaldo Dancel:

We have reviewed your amended registration statement and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1, Filed February 7, 2023

Exhibits

1. We note the opinion filed as Exhibit 5.1 says "the Secondary Shares will be validly issued fully paid and non-assessable when (i) the Registration Statement, as finally amended, shall have been declared effective under the Securities Act and (ii) the Company's Board or a duly authorized committee thereof shall have duly adopted final resolutions regarding the registration of the Secondary Shares." Since the shares of common stock in the secondary offering will have already been issued, please have counsel provide an opinion that the shares of common stock in the secondary offering are validly issued, fully paid, and nonassessable and remove conditions (i) and (ii). Finally, please revise to state the number of secondary shares covered by the opinion. Refer to Staff Legal Bulletin No. 19 for guidance.

You may contact Tracie Mariner at 202-551-3744 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Rachel M. Jones, Esq.